July 13, 2011

BY EDGAR AND OVERNIGHT MAIL

Mr. Daniel Gordon, Branch Chief

Mr. Eric McPhee, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Colony Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 7, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 10, 2011
File No. 001-34456

Dear Mr. Gordon:

This letter is submitted in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 28, 2011 (the “Comment Letter”) with respect to Colony Financial, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2010, which was filed with the Commission on March 7, 2011 (the “Form 10-K”), and the Company’s Form 10-Q for the fiscal quarter ended March 31, 2011, which was filed with the Commission on May 10, 2011 (the “Form 10-Q”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Form 10-K or Form 10-Q, as applicable. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Form 10-K or Form 10-Q, as applicable.

General

We note your response to comment 1 of our letter dated June 6, 2011. Please identify for us the key metrics management uses to analyze changes in the risk profile of the portfolio from period to period. In addition, please advise us which disclosures in the Form 10-K are most useful to investors in making similar assessments of period to period changes in portfolio risk profile.

Response:

As noted in our previous response to your letter dated June 6, 2011, the Company’s business involves the following two primary investment strategies, each of which has a different risk profile: (1) the origination of commercial real estate loans, and (2) the acquisition of loans in the secondary market.

Loan Originations

The credit risk of a particular originated commercial real estate loan is assessed during the underwriting process and priced into the contractual interest rate and related fees that the Company and any other lending party(ies), if applicable, charges to the borrower (i.e., the expected return on the investment). Key metrics considered during the underwriting process include, but are not limited to, loan-to-collateral value ratios (“LTV”), debt service coverage ratios (“DSCR”), debt yields, sponsor credit ratings and history, and tenant credit ratings and diversity.

During the Company’s asset management process, which involves monitoring and evaluating period to period changes in portfolio credit risk, the Company focuses on borrower payment history and delinquencies and, if warranted, LTV. The Company does not have a policy to obtain routine valuations on the underlying loan collateral if there are no indicators of significant change in the value of that collateral. To date, there have been neither significant delinquencies for originated loans nor substantial changes in LTV. As a result, the Company determined that disclosure regarding delinquencies and changes in LTV were not material and need not be disclosed. However, even when the Company does not believe that credit has been impaired on a particular originated loan, it will make certain disclosures that may impact an investor’s view of the Company’s portfolio risk profile when deemed appropriate based upon facts and circumstances. For example, the Company disclosed information with respect to WLH Secured Loan, which at the time of the filings was the Company’s second largest investment, in its Form 8-K filings on March 21, 2011 and April 27, 2011 and in the Form 10-Q. In these filings, the Company noted the borrower’s failure to comply with the tangible net worth covenant under the loan and its agreement with affiliated lenders to provide a temporary waiver of the covenant. While the Company believes that the borrower will continue to remain current on contractual interest payments and the value of the collateral is adequate relative to the Company’s loan, the Company believed this disclosure to be important for investors to independently analyze the Company’s portfolio credit. In future filings, the Company will provide information regarding both delinquencies and LTV for originated loans to the extent that changes in those metrics are deemed by the Company to be material to an investor’s understanding of the Company’s risk profile.

Loan Acquisitions

The relative risk of an acquired loan or a portfolio of loans is assessed during the underwriting process and priced into the applied discount rate (i.e., the expected return on the investment). Key metrics considered during the underwriting process are dependent on loan type and may include some or all of the same metrics used for loan originations.

Asset management of acquired loans may involve reviewing additional information obtained such as (i) financial data (DSCR, debt yields, delinquencies and performing status), (ii) collateral characteristics (LTV, property occupancy, tenant profiles, rental rates, operating expenses, site inspections, capitalization and discount rates), (iii) the borrower/sponsor’s exit plan, and (iv) current credit spreads and discussions with market participants. Because of the diverse nature of acquired loans, the availability and relevance of these metrics vary significantly by loan.

Key Metrics Used in Periodic Risk Analysis

Due to the varied nature of the Company’s portfolio and available data, management of the Company considers performing status as the most relevant and consistent metric to analyze periodic changes in the risk profiles of both investment strategies. The Company has included disclosure of its loan portfolio by performing status in tabular format on pages 25 and 26 in the Form 10-Q and on pages 77-79 in the Form 10-K. In its future Exchange Act periodic reports, the Company will continue to provide similar disclosure. In addition, the Company will separate disclosure of performing and nonperforming status between originated and acquired loans on a prospective basis.

Further, the Company has provided an overall estimate of the fair value of its investments on pages 63 and F-23 in the Form 10-K and pages 19 and F-13 in the Form 10-Q. The Company’s fair value estimates incorporate, among other inputs, an evaluation of the credit quality of the investments and estimated future cash flows. The Company believes that changes in the estimated fair value of its investments are another meaningful measure that investors can use to evaluate credit risk in the Company’s portfolio.

The Company does not utilize a numerical “rating” system during the underwriting process or as part of asset management either by investment or by individual loan. Given the wide ranging prices paid for the over 5,000 loans that the Company has acquired to-date, the non-performing status of a significant portion of the portfolio at acquisition, and the diverse nature of the Company’s portfolio, there is no consistent method of assigning a numerical rating to a particular loan or a pool of loans that would capture all of the various metrics and their relative importance. Additionally, given the substantial and continued growth in, and frequent changes in the composition of, the Company’s portfolio since inception, a period over period presentation of multiple risk metrics would lack comparability and, thus, likely would not provide investors with a meaningful basis to assess the Company’s period to period portfolio risk profile.

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The Company also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (310) 552-7230.

Sincerely,

/s/ Darren J. Tangen
Darren J. Tangen

cc:	Ronald M. Sanders J. Warren Gorrell, Jr. David P. Slotkin Hogan Lovells US LLP

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